EXHIBIT 17.1

25, January 2010

[Sent by Overnight Courier and Email]

Dear fellow Board Members,
To: Kevin Donovan, CEO, Co-Chairman, Director [EGMI]
Cc: Eugene Christensen, Co-Chairman, Director
Cc: Lee Cole, Director

I am writing this letter to you today as a matter of utmost urgency now as I have been for the last two months, and continue to be, extremely concerned for the well-being of this company and its shareholders. As a director I do not feel that I am currently able to fulfill my fiduciary responsibility while I still cannot get clarification on a variety of issues that I have continuously brought to the Board’s attention and as to which I have not, as of yet, been able to reach any sort of conclusion. It is impossible for me to look out for the interests of others if I cannot get answers to these questions. Seeing as I have not been able to receive full clarification of the matters listed below, nor been able to obtain material progress in resolution of the same at the board meeting on January 7, 2010, I must formally advise you of my intent to resign as a member of the Board.

There are a myriad of issues that I have raised recently as part of my obligations as a Board member.  To reiterate:

1-	Bank Confirmations
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The last Bank Confirmation was September 2009. As BOD’s we have all continuously requested Confirmation of Funds and have been unable to secure them. I have no idea what the reasons for this are but I know that without this I am not doing my job as a director in protecting the shareholders. I have requested bank Confirmations repeatedly.  I of course I have kept the 25-30 or so requests along this line – If you want I can forward them to you should you need evidence of this;

2-	Transfer of Funds to the US for PAYROLL (almost three months overdue)
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I have not received a paycheck for two months and have asked about my paycheck repeatedly. I am unaware if other US bills are being timely paid.  This is unacceptable. I know that funds came into the US December 27th  2009 and I am not sure where these funds went. I am aware that there are numerous bills that EGMI must address, however, we are less than ten days away from being three months late on payroll;

3-	Series A Stock (Status)
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Numerous requests have been made for documentation on the Series A stock, nothing has been resolved and this has raised some concerns. As per Tom Schiff’s advice, specifically, Linden needs to explain/ reconcile the difference between the activity summary and what was published in the last 10Q. Also, he should be able to provide a list of Series A holders and amounts owned by each. (Actual Documentation, not verbal confirmation);

4-	Common Stock – Outstanding
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As per Tom Schiff’s advice, “Kevin Donovan, as CEO of the company, should request from Michael Mullings of Continental Transfer a current copy (thru the date of request) of the Master Control for EGC Common Stock. This will show stock issuance activity that will shed light on the 70MM share number shown on the face of the latest 10Q filing generated by Lee and Linden”. I am unsure where we stand on this;

5-	EGMI Nevada Corp., EGMI Delaware (Manufacturing) – Clarification
(Please see notes below from Thomas Morgan):

EGMI-Delaware was never "up stream" merged with EGMI-Nevada, and is a separate entity.  While wholly owned by EGMI-Nevada, EGMI-Delaware's assets were never transferred to EGMI-Nevada.  I don't know if EGMI-Delaware is in good standing, but will find ask a paralegal to find out.  I have not seen any evidence that business has been conducted in the name of EGMI-Delaware.  I don't know what assets it had when acquired, or how they have been managed since the acquisition.

Two "EGMI" entities that show up as Delaware entities-
Electronic Game Card, Inc.
Electronic Game Card Manufacturing, Inc.
Do any of you know about the second corp?

EGMI-Delaware was never listed in an exhibit to SEC filings as a Subsidiary as require;.

6-	Audit Committee
-	We need an Audit Committee but do not have enough Board Members as of yet;

7-	Compensation Committee
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I am a member of the Compensation Committee and have never been made privy to the new consultant’s pay (two sales consultants, one marketing), nor was I aware of their date of hire. Joe Perello was also brought in as a consultant and I saw his contract but had no part in negotiating it nor did I ever approve it;

8-	Poken
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 There was a Termination Letter in Mid-December, as far as all Board members were told, negotiations had ceased. Then, out of the blue Poken is back and there is a new redlined LOI. I have no idea where Lee Cole stands on this. The Board has no Bank Confirmations, yet there is a promise of monies to be paid to Poken? I find this appalling as a director and also as the EVP of sales. Poken and EGC have just been tied together in the press for Sundance and I had to read about it on the EGC Stock update online?  There is still a redlined LOI floating around and no one has seen or heard from one of our Board members, Lee Cole. This is unsettling. To reiterate my concern here, I am not able to look out for our shareholders if I am in the dark. Not knowing where all of my fellow board members stand on the Poken issue is not something that I am comfortable with.

9-	Indemnification
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 I have asked for, and have been promised many times, that the standard written indemnification agreement for Board members be signed. As of the deadline I gave previously (3:00 PM Pacific Standard Time) and then extended (to 4:00 PM Pacific Standard Time) after the individual indemnification agreements were sent to me unsigned, has passed without fulfilling this promise, I cannot remain serving the company.

Perhaps I should have drawn my own “line in the sand” long ago.  However, I wanted to carry on for the benefit of the company and with the hope and expectations that we could weather the storm brought upon by Lord Steinberg’s death.  Unfortunately, I must now conclude that since there have been no significant and meaningful resolutions of all the above-listed items since I began requesting clarification and resolution, I have no other course but to begin the process of resigning as a Board member.

By separate letter you will receive my formal 10 business day Notice of Intent to Terminate Employment for Good Reason under Paragraph 5(f) of my Agreement.  Per Paragraph 5(i) of the Agreement, I cannot resign as a member of the Board while I am an employee.  Therefore, I am taking the necessary steps to resign as an employee first, and then I will resign as a member of the Board thereafter.  If the Company wishes to permit me to resign as a member of the Board immediately, if I receive in writing such permission to do so notwithstanding the language of the Agreement, you will have my resignation as a member of the Board immediately.

Sincerely,
DIRECTOR:

Anna Houssels